

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2013

Bojana Banjac
Principal Executive Officer
2780 So. Jones Blvd. #3752
Las Vegas, Nevada 89146

> **Re:** **Blue Fashion Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 19, 2013**
> **File No. 333-188119**

Dear Ms. Banjac:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page, page 3

1. Revise to include the legend as required pursuant to Item 501(b)(7) of Regulation S-K.

Prospectus Summary, page 5

2. Revise your disclosure to include the Internet domain name you purchased.

Description of Business, page 22

Agreement with Ms. Nina Vorkapic, page 23

3. We reissue our comment 14 in our letter dated May 16, 2013. Please disclose the term of the agreement with Ms. Nina Vorkapic in this section. We note Section 10 of the

agreement filed as Ex. 10.1 to the registration statement, states the term of the agreement is for a period of 2 years.

Exhibit 23.2

4. Please request that your independent registered public accounting firm refer to the amendments to Form S-1 as well as Form S-1 in their next consent.

You may contact Sharon Virga, Staff Accountant at (202) 551-3385, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters.  Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc:    Via E-mail
       Thomas E. Puzzo, Esq.